UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

(In trillions of KRW)

		2023	2022	Changes over 2022(%)	2022	Changes over 2022 (%)
Revenue	Amount	43.1	35.8	+20.4%	—	—
	Yearly Amount	—	—	—	—	—
Operating Profit	Amount	2.3	1.6	+43.8%	—	—
	Yearly Amount	—	—	—	—	—
Profit before Income Tax	Amount	1.9	1.0	+90.0%	—	—
	Yearly Amount	—	—	—	—	—
Profit	Amount	1.4	0.6	+133.3%	—	—
	Yearly Amount	—	—	—	—	—
Profit Attributable to Owners of the Controlling Company	Amount	1.4	0.6	+133.3%	—	—
	Yearly Amount	—	—	—	—	—

*

POSCO is newly established company followed by a vertical spin-off of POSCO HOLDINGS’ steel business in March 2022 and therefore, above data of FY2022 does not include POSCO’s performance from January to February 2022.

*

The above earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 31, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President